

Pencilish Animation Studios, Inc. (the "Company") a Delaware Corporation
Financial Statements and Independent Auditor's Report

Short Year Ended December 31st, 2020



pen & ledger

To the Board of Directors of
Pencilish Animation Studios, Inc.
2020 Fieldstone Pkwy Suite 900-339
Franklin, TN 37069

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Pencilish Animation Studios, Inc. (the "Company") which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 8, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Pen and Ledger, LLC
613 Ewing Avenue Suite 300 | Nashville, TN 37203
p: 615.933.1245 f: 615.691.7911

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pencilish Animation Studios, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the period from October 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Pen and Ledger, LLC
Nashville, TN April 8, 2021

Pen and Ledger, LLC
613 Ewing Avenue Suite 300 | Nashville, TN 37203
p: 615.933.1245 f: 615.691.7911

Statement of Financial Position

	As of December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	6,797
Capitalized Offering Costs	15,500
Total Current Assets	22,297
TOTAL ASSETS	22,297
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	1,078
Related Party Note	30,300
Total Current Liabilities	31,378
TOTAL LIABILITIES	31,378
EQUITY	
Class A C. Stk ($.0001 Par Val)	84
Class B C. Stk ($.0001 par val)	216
Additional Paid-In-Capital	2,436
Stock Subscription Receivable	(45)
Accumulated Deficit	(11,772)
Total Equity	(9,081)
TOTAL LIABILITIES AND EQUITY	22,297

Statement of Operations

	Short Year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	48
General and Administrative	11,424
Total Operating Expenses	11,472
Operating Income	(11,472)
Interest Expense	300
Provision for Income Tax	-
Net Income	(11,772)

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(11,772)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	1,078
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,078
Net Cash provided by Operating Activities	(10,694)
FINANCING ACTIVITIES	
Related Party Debt Financing	30,300
SEC Offering Costs on Debt Issuances	(15,500)
Additional Paid in Capital	2,691
Net Cash provided by Financing Activities	17,491
Cash at the beginning of period	-
Net Cash increase (decrease) for period	6,797
Cash at end of period	6,797

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 10/8/20 (Inception)	-	-			-	-	-	-
Issuance of Common Stock	840,000	216	2,160,000	84	2,436	(45)	-	2,691
Net Loss	-	-			-	-	(11,772)	(11,772)
Ending Balance 12/31/2020	840,000	216	2,160,000	84	2,436	-	(11,772)	(9,081)

Pencilish Animation Studios, Inc.
Notes to Financial Statements
December 31st, 2020

Note 1 - Organization and Nature of Activities

Pencilish Animation Studios, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on October 8th, 2020. The company is the world's first crowd owned animation studio. They will be creating licensed and owned intellectual property in the animation space for monetization through licensing, merchandising, and other revenue streams.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Related Party Transaction

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. This note bears interest at a simple rate of 6% per annum and becomes due on its one-year anniversary. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. $300 of interest was accrued as of December 31st, 2020 and is reflected in the amount on the balance sheet.

Note 5 - Stockholder's Equity

The company has authorized 6,000,000 shares of common stock and 3,000,000 shares of preferred stock with a par value of $.0001 each. Common stock is further separated into common stock class A and class B with 3,000,000 shares of each. Class B common stock shares are convertible into 10 shares of class A common stock. Class A common stock is entitled to 1 voter per share and class B is entitled to 10 votes per share.

840,000 shares of Class A common stock, 2,160,000 shares of Class B common stock, and 0 shares of preferred stock were issued and outstanding as of 2020.

Note 6 - Debt

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	30,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

Note 8 - Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 9 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31st, 2020, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended December 31st, 2020, have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.